Exhibit 12
AMERICAN AIRLINES, INC.
Computation of Ratio of Earnings to Fixed Charges
(in millions)

	2012	2011	2010	2009	2008
Loss:
Loss before income taxes and cumulative effect of accounting change	$(2,495)	$(1,965)	$(504)	$(1,757)	$(2,531)
Add: Total fixed charges (per below)	1,581	1,749	1,622	1,491	1,458
Less: Interest capitalized	50	40	29	42	33
Total earnings (loss) before income taxes	$(964)	$(256)	$1,089	$(308)	$(1,106)
Fixed charges:
Interest	$639	$692	$666	$596	$625
Portion of rental expense representative of the interest factor	887	1,025	937	859	815
Amortization of debt expense	55	32	19	36	18
Total fixed charges	$1,581	$1,749	$1,622	$1,491	$1,458
Ratio of earnings to fixed charges	—	—	—	—	—
Coverage deficiency	$2,545	$2,005	533	$1,799	$2,564